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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71010

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/24 (MM/DD/YY) AND ENDING 09/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Natisa Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11221 Summerdale Street
(No. and Street)

Westchester	IL	60154
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Owen	708-929-8272	powen@natisallc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory LLC
(Name – if individual, state last, first, and middle name)

10135 Manchester Rd, Ste 206	Saint Louis	MO	63122
(Address)	(City)	(State)	(Zip Code)

11/21/2019	6667
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Brennan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Natisa Securities, LLC _____, as of September 30th _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
LOYAL PURNELL HOYTT
Notary Public, State of Illinois
Commission No. 949558
My Commission Expires 03/30/2026

Signature: *Thomas P. Brennan*

Title:
Managing Member

Loyal Purnell Hoytt
December 22, 2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Natisa Securities, LLC
(An Illinois Limited Liability Company)
Public Financial Statements and Independent Audit Report
For the period October 1, 2024 through September 30, 2025
(Filed pursuant to SEC Rule 17a-5)

Natisa Securities, LLC

(An Illinois limited Liability Company)

Table of Contents

For the period October 1, 2024 through September 30, 2025

_____



DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder of
Natisa Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Natisa Securities, LLC (the "Company") as of September 30, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Natisa Securities, LLC as of September 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Natisa Securities, LLC's auditor since 2025.

Davila Advisory, LLC

Saint Louis, Missouri
December 29, 2025

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

1

Natisa Securities, LLC

(An Illinois limited Liability Company)

Statement of Financial Condition

For the period October 1, 2024 through September 30, 2025

Assets

Cash	$	46,454
Accounts receivable		60,408
Due from clearing firm		405,375
Prepaid expense		25,798
Total Assets	$	538,035

Liabilities

Accounts payable	$	104,838
Accrued expenses & other liability		46,953
Total Liabilities	$	151,791

Member's Equity

Member's equity	$	386,244
Total Liabilities & Member's Equity	$	538,035

The accompanying notes are an integral part of these financial statements.

Natisa Securities, LLC

(An Illinois limited Liability Company)
Notes to Financial Statements
For the period October 1, 2024 through September 30, 2025

_____

NOTE 1   **Organization**

Natisa Securities, LLC (the "Company"), became a registered broker dealer with the SEC and a member of the Financial Industry Regulatory Authority (FINRA) on November 7, 2023. The Company was organized under the Uniform Limited Liability Company Act of Illinois on May 1, 2022. The Company is registered as a limited liability company doing business in the state of Illinois and is a wholly owned subsidiary of Hermosa Holdings, LLC (the "Parent").

The Company engages in the referral of individuals and/or entities to registered broker dealers that have regulatory approval to hold custody accounts. The Company does not carry customer accounts, hold customer funds or securities, or introduce accounts on a fully disclosed basis to a clearing firm. The U.S. Dollar ($) is the functional currency of the Company.

NOTE 2   **Significant Accounting Policies**

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents: The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments: The Company follows FASB guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under GAAP, for all financial assets and liabilities measured at fair value on a recurring basis (see Note 3).

Commissions Receivable: Commissions receivable is comprised of commissions earned but not yet received. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. On September 30, 2025 the Company did not have an allowance for doubtful accounts as all receivable amounts are deemed to be fully collectible.

Other Assets: Other assets consist of prepaid expenses and a CRD deposit.

Property and Equipment: Property and equipment over $5,000 are carried at cost and depreciated on a straight-line basis over the estimated useful lives of such assets. For the period ending September 30, 2025, all equipment purchases were immediately expensed.

Revenue Recognition: ASC 606 establishes guidelines for the Company to follow related to recognition of fees associated with contracts between the Company and its customers. The Company is engaged in a single line of business as a securities broker-dealer engaging in the referral of individuals and or introductions to registered broker dealers. The Company records its revenues in accordance with these guidelines as the Company recognizes income for participation of commissions that are a result of executed transactions.

NOTE 2   Significant Accounting Policies (continued)

Income Taxes: As a limited liability company, the Company is not subject to federal income taxes. The Company's members account for the Company's items of income, deductions, losses, and credits. Therefore, these financial statements do not include any provision for federal income taxes. The Company is generally not subject to examination by U.S. federal or state taxing authorities for tax years before 2022.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Parent's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through September 30, 2025, management has determined that there are no material uncertain tax positions. The Parent files income tax returns in U.S. federal jurisdiction and in various states. The Parent is generally not subject to examination by United States federal or state taxing authorities for tax years before 2019.

Lease Accounting: In February 2016, the FASB issued Accounting Standards Update (ASU) No.2016-02, Leases (Topic 842) (ASU 2016-02), to increase transparency and comparability Among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. For public business entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted.

The Company is not expected to recognize any lease assets or lease liabilities in the statement of financial condition, since the entity does not hold any leases as defined in ASU 2016-02.

Segment Reporting: The Company operates as a single line of business as a securities broker-dealer, which is comprised of arranging for transactions in listed securities. The Company has identified the CEO as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions.

The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment.

NOTE 3   Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure.

NOTE 3   Fair Value Measurements (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Equity securities, equity options, futures contracts, options on futures contracts, convertible preferred shares and exchange-traded funds are recorded at fair value based on quoted market prices, which are generally the exchange settlement prices. Mutual funds are valued at the daily closing price as reported by the fund.

Those estimated fair values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets which are essentially cash and cash equivalents.

The Company assesses the levels of its investments at each measurement date, and transfers between levels are recognized on the actual date of the event of change in circumstances that cause the transfer in accordance with the Company's accounting policy. There were no transfers among Levels 1, 2, and 3 during the year.

The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

Assets at fair value	Level 1	Level 2	Level 3	Total
Options and derivatives	$0	$0	$0	$0
Open trade equity futures	$0	$0	$0	$0
Due from broker	$405,375	$0	$0	$405,375
Total at fair value	$405,375	$0	$0	$405,375
Liabilities at fair value	Level 1	Level 2	Level 3	Total
Options sold, not yet purchased	$0	$0	$0	$0
Due to broker	$0	$0	$0	$0
Total at fair value	$0	$0	$0	$0

NOTE 4   **Clearing Agreements**

The Company has a clearing agreement with RQD Securities, LLC ("RQD"). The agreement allows participants to receive favorable margin treatment as compared to a regular customer. Under the rules of the Exchange, the Company is required to maintain a minimum net liquidation value of $400,000 in RQD.

NOTE 5   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 8 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. On September 30, 2025, the Company had net capital of $360,445 which was $350,326 in excess of its required net capital.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.

NOTE 6   **Derivative Financial Instruments and Off-Balance Sheet Risk**

In the normal course of business, the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options, and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at specified date at specified price.

Options grant the purchaser for the payment of premium, the right to either purchase from or sell to the writer specified instrument under agreed terms. As writer of options, the Company receives premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold not yet purchased represent obligations of the Company to deliver specified securities and thereby create liability to repurchase the securities in the market at prevailing prices.

These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold not yet purchased may exceed the amount recognized in the statement of financial condition. To minimize this risk the Company generally holds other equity securities options or financial futures contracts which can be used to settle or offset the risk of these obligations. Since the Company does not clear its own securities and futures transactions it has established accounts with clearing brokers for this purpose. This can and often does result in concentration of credit risk with these firms. Such risk however is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC and the Commodity Futures Trading Commission ("CFTC").

The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated. Risk arises from the potential inability of counterparties to perform under the terms of the contracts, credit risk and from changes in the values of the underlying financial instruments market risk.

NOTE 6   Derivative Financial Instruments and Off-Balance Sheet Risk (continued)

Greater than 75% of the Company's assets are held at RQD. The Company maintains cash deposits with financial institutions. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation ("FDIC").

NOTE 7   Commitments and Contingencies

There were no commitments or contingencies at the period ending September 30, 2025.

NOTE 8   Concentrations and Credit Risks

Client concentration for the period ending September 30, 2025 is the following:

Client Concentration:		
	$455,010	Total Revenue
	99%	% Top 5 clients

Top 5 Clients	Contribution	Concentration
Client #1	$347,447	76%
Client #2	$59,067	13%
Client #3	$20,000	4%
Client #4	$17,188	4%
Client #5	$6,549	1%
Totals	$450,252	99%

There were no credit risks at the period ending September 30, 2025.

NOTE 9   Related-Party Transactions

There were no related-party transactions at the period ending September 30, 2025.

NOTE 10   Indemnifications

In the normal course of its business, the Company indemnifies certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of or providing service to the Company. The maximum potential amount of futures payments that the company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 11   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financials were available to be issued.